Exhibit 99.67

VILLAGE FARMS INTERNATIONAL REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS AND ANNOUNCES COMMENCEMENT OF COMMERCIAL-SCALE GROWING AT DELTA 3 GREENHOUSE

/NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES/

VANCOUVER, May 14, 2018 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX:VFFIF) today announced its financial results for the first quarter ended March 31, 2018.

(All amounts in U.S. Dollars unless otherwise indicated.)

Highlights for the First Quarter Ended March 31, 2018

(All comparable figures are for the first quarter ended March 31, 2017)

•	Sales of US$29.5 million, a decrease of (6%) from US$31.3 million;

•	Net loss was US($1.1) million, or US($0.03) per share, compared with a net loss of US($0.2) million, or US($0.00) per share; and,

•	EBITDA of US$1.8 million, a decrease of US($1.0), or (34)%, from US$2.8 million.

Cannabis Joint Venture (Pure Sunfarms) Update

•

Pure Sunfarms completed its initial cannabis harvest at the Delta 3 greenhouse, a portion of which will be submitted for testing under Health Canada’s sales licensing process and the remainder of which will be inventoried for sale when Pure Sunfarms receives its sales license;

•

Pure Sunfarms received an amendment to its cultivation license for the Delta 3 greenhouse from Health Canada, permitting Pure Sunfarms to initiate commercial scale growing, which commenced today. As previously announced, senior growing, financial, human resources and operational personnel, including the established team transferred from Village Farms, as well as multiple new management hires are in place for production ramp-up, and the search for a CEO is well underway;

•

Pure Sunfarms finalized a contract for the short-term rental of the requisite generating equipment to power supplemental lighting during the 2018/2019 winter months, while the installation of the approved additional 24MW by the local utility is in process. The power generation equipment will enable Pure Sunfarms to increase production throughout the 2018/2019 winter months, thereby accelerating the production ramp-up at the Delta 3 facility, such that Pure Sunfarms now conservatively projects production of approximately 7,000 to 8,000 kilograms in 2018 and 46,000 to 52,000 kilograms in 2019.

•

Pure Sunfarms entered into its first supply agreement, with Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF; Frankfurt: TBD), under which Emerald will purchase 40% of Pure Sunfarms’ production in 2018 and 2019, or approximately 21,000 to 24,000 kilograms using current projected production targets, at a pre-determined price per gram. Pure Sunfarms is currently in discussions with multiple parties, including provincial governments and other licensed producers, in pursuit of additional supply agreements.

“The start today of commercial-scale cannabis production at the Delta 3 facility is the most significant milestone for Pure Sunfarms to date,” said Michael DeGiglio, CEO, Village Farms. “And we are thrilled to definitively move forward with the accelerated production plan, which significantly increases Pure Sunfarms conservative production targets to as much as 60,000 kilograms or more of dried cannabis through the end of 2019. This accelerated plan will enable Pure Sunfarms to more fully capitalize on the expected near-term shortfall of supply when adult use of cannabis is legalized in Canada.”

“In addition, Pure Sunfarms’ first supply agreement provides a strong initial revenue stream, while allowing the flexibility to pursue opportunities with government purchasers, as well as the significant near-term demand we are seeing from other licensed producers. With the advantage of Village Farms’ decades of experience designing, building and operating large-scale greenhouse facilities and Emerald’s deep cannabis expertise, I am more than confident in Pure Sunfarms’ ability to steadily ramp up production in the 17 grow rooms within the 1.1 million square foot Delta 3 facility and consistently deliver high-quality and fulfill large-volume supply commitments.”

“In our produce business, while volumes from our Ontario partners were on target, our first quarter results were impacted by lower yields at our Texas facilities, lower volumes from our Mexican supply partner, and slightly lower volumes at our Delta, BC operations, as we have not yet fully replaced the capacity from the transfer of the Delta 3 facility to Pure Sunfarms. This capacity will be fully replaced by the Fall of this year. As a result, we were unable to benefit from favourable spot market pricing as our full production was committed to contracted-price retail customers. On the cost side, we experienced an approximately 25% increase in pound-for-pound freight costs due to new US regulation as of December requiring freight companies to install Electronic Logging Devices. This initial surge in freight costs, which impacted transportation costs in the US across all industries, have since subsided to single digit year-on-year increases.”

Financial Summary

(in thousands of U.S. Dollars unless otherwise indicated)

Consolidated Financial Performance

(In thousands of U.S. dollars, except per Share amounts)

	For the three months ended March 31,
	2018	2017
Sales	$29,490	$31,277
Cost of sales	(25,902)	(27,320)
Selling, general and administrative expenses	(3,357)	(3,183)
Stock compensation expense	(118)	(41)
Change in biological asset (1)	(659)	(645)
(Loss) income from operations	(546)	88
Interest expense, net	(598)	(632)
Other income (expense)	25	4
Share of loss from joint venture	(237)	—
Provision for (recovery of) income taxes	(213)	(350)
Net income (loss)	(1,143)	(190)
EBITDA (2)	1,813	2,751
Income (Loss) per share/ basic	($0.03)	($0.00)
Income (Loss) per share/ diluted	($0.03)	($0.00)

(1)

Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 5 of the Company’s condensed consolidated interim financial statements for the quarter ended March 31, 2018.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

First Quarter 2018 Operational Discussion:

(in thousands of U.S. Dollars unless otherwise indicated)

Sales

Sales for the three months ended March 31, 2018 decreased by ($1,787), or (6%), to $29,490 from $31,277 for the three months ended March 31, 2017. The decrease in sales is primarily due to a decrease in the Company’s supply partner product volume of (9%) and a decrease in the Company’s facilities production volume of (5%). The decrease in supply partner revenue is due to the transition from one primary Mexican supply partner to a new primary Mexican supply partner who is in the process of expanding its operations.

The average selling price for tomatoes decreased (4%) for the three months ended March 31, 2018 versus the three months ended March 31, 2017. Cucumber pricing decreased by (1%) and pepper pricing decreased by (20%) in the first quarter of 2018 versus the comparable quarter in 2017.

Cost of Sales

Cost of sales for the three months ended March 31, 2018 decreased by ($1,418), or (5%), to $25,902 from $27,320 for the three months ended March 31, 2017; primarily due to a decrease of ($1,335) in contract sales cost (due to decreased volume), partially offset by an increase in freight expense of $309.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2018 increased by $174, or 5%, to $3,357 from $3,183 for the three months ended March, 31, 2017. The increase is due to marketing costs, legal fees and consulting fees.

Stock Compensation Expenses

Stock compensation expense for the three months ended March 31, 2018 was $118 from $41 for the three months ended March 31, 2017.

Change in Biological Asset

The net change in fair value of the biological asset remained flat for the three months ended March 31, 2018 at ($659) from ($645) for the three months ended March 31, 2017. The fair value of the biological asset as at March 31, 2018 was $5,999 as compared to $6,285 as at March 31, 2017 due to lower production, offset by higher selling price in early April 2018 versus early April 2017.

Loss from Operations

Loss from operations for the three months ended March 31, 2018 decreased ($634) to ($546) from $88 for the three months ended March 31, 2017. The decrease is due to a decrease in sales and an increase in selling, general and administrative expense for three months ended March 31, 2018 versus the three months ended March 31, 2017.

Interest Expense, net

Interest expense, net, for the three months ended March 31, 2018 decreased by ($34), to $598 from $632 for the three months ended March 31, 2017. The decrease is due to lower long term debt versus the prior year.

Share of (loss) from Joint Venture

The Company’s share of the loss for the three months ended March 31, 2018 was ($237), which consists of travel and other administrative costs.

Provision for Income Taxes

Income tax recovery for the three month period ended March 31, 2018 was ($213) compared to ($350) for the three month period ended March 31, 2017. The income tax recovery decreased due to a change in the United States future tax rate.

Net (loss)

Net loss for the three months ended March 31, 2018 increased by ($953) to a net loss of ($1,143) from ($190) for the three months ended March 31, 2017, primarily as a result of a decrease in sales, an increase in selling, general and administrative expenses, the loss from joint venture and a decrease in the recovery of income taxes.

EBITDA

EBITDA for the three months ended March 31, 2018 decreased by ($938), or (34%), to $1,813 from $2,751 for the three months ended March 31, 2017, primarily as a result of a decrease in sales, its share of loss from Pure Sunfarms and an increase in sales and administrative costs. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA”.

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, share of loss from joint venture, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income (loss) to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended March 31,
	2018	2017
Net income (loss)	($1,143)	($190)
Add:
Amortization	1,801	1,951
Foreign currency exchange (loss) gain	(7)	14
Interest expense	598	632
Income taxes (recovery)	(213)	(350)
Stock based compensation	118	41
Change in biological asset	659	645
(Gain) Loss on disposal of assets	—	8

EBITDA	$1,813	$2,751

Conference Call

Village Farms’ management team will host a conference call tomorrow, Tuesday, May 15, 2018, at 11:00 a.m. ET (8:00 a.m. PT) to discuss its first quarter 2018 financial results and provide an update on Pure Sunfarms. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at http://bit.ly/2jWvIPf.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 9885703 followed by the pound key. The telephone replay will be available until Tuesday, May 22, 2018 at midnight (ET). The conference call will also be archived on Village Farms’ website at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario and Mexico.

Cautionary Language

Certain statements contained in this press release form constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis industry are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this press release include, but are not limited to, statements with respect to: product pricing; maintaining profitability; risks inherent in the agricultural business; natural catastrophes; retail consolidation; covenant risk; dependence upon credit facilities; competition; transportation disruptions; labour; governmental regulations; product liability; key executives; uninsured and underinsured losses; vulnerability to rising energy costs; risks of regulatory change; environmental, health and safety risk, foreign exchange exposure, risks associated with cross-border trade; technological advances; accounting estimates; growth; tax risks; and risks related to the Joint Venture, including the Joint Venture’s ability to obtain licenses under the ACMPR, risks relating to conversion of the Company’s greenhouses to cannabis production, and the ability to cultivate and distribute cannabis.

The Company has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs, including that the Canadian economy will remain stable over the next 12 months, that inflation will remain relatively low, that interest rates will remain stable, that tax laws remain unchanged, that conditions within the greenhouse vegetable and cannabis industries generally will be consistent with the current climate, that recreational cannabis consumption will be approved by the Canadian government during 2018 and that the Canadian capital markets will provide the Company with access to equity and/or debt on reasonable terms when required.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

(Unaudited)

	March 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$3,869	$7,091
Trade receivables	9,104	11,259
Other receivables	2,257	1,982
Inventories	19,480	17,309
Income taxes receivable	246	246
Prepaid expenses and deposits	627	564
Biological asset	5,999	4,405

Total current assets	41,582	42,856

Non-current assets
Property, plant and equipment	80,208	81,754
Investment in joint venture	15,490	15,727
Other assets	1,962	2,004

Total assets	$139,242	$142,341

LIABILITIES
Current liabilities
Trade payables	$8,375	$12,952
Accrued liabilities	3,619	3,793
Line of credit	3,000	—
Income taxes payable	38	—
Current maturities of long-term debt	2,615	2,620
Current maturities of capital lease obligations	72	72

Total current liabilities	17,719	19,437

Non-current liabilities
Long-term debt	35,891	35,760
Long-term maturities of capital lease obligations	160	179
Deferred tax liability	4,609	4,825
Deferred compensation	1,004	1,097

Total liabilities	59,383	61,298

SHAREHOLDERS’ EQUITY
Share capital	36,284	36,115
Contributed surplus	1,844	1,726
Revaluation surplus	4,321	4,321
Accumulated other comprehensive loss	(446)	(391)
Retained earnings	37,856	39,272

Total shareholders’ equity	79,859	81,043

Total liabilities and shareholders’ equity	$139,242	$142,341

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income

For the Three Months Ended March 31, 2018 and 2017

(In thousands of United States dollars, except per share data)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Sales	$29,490	$31,277
Cost of sales	(25,902)	(27,320)
Change in biological asset	(659)	(645)
Selling, general and administrative expenses	(3,357)	(3,183)
Stock compensation expense	(118)	(41)

(Loss) income from operations	(546)	88
Interest expense	598	632
Foreign exchange (gain) loss	(7)	14
Other income	(18)	(26)
Share of loss from joint venture	237	—
Loss on sale of assets	—	8

Loss before income taxes	(1,356)	(540)
Recovery of income taxes	(213)	(350)

Net loss	$(1,143)	$(190)

Basic loss per share	$(0.03)	$(0.00)

Diluted loss per share	$(0.03)	$(0.00)

Other comprehensive income:
Foreign currency translation adjustment	(55)	13

Comprehensive loss	$(1,198)	$(177)

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Three Months Ended March 31, 2018 and 2017

(In thousands of United States dollars)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Cash flows used in operating activities:
Net loss	$(1,143)	$(190)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,801	1,951
Amortization of deferred charges	—	18
Loss on sale of assets	—	8
Share of loss from joint venture	237	—
Interest paid	598	610
Share-based compensation	118	41
Deferred income taxes	(216)	(350)
Change in biological asset	659	645
Changes in non-cash working capital items	(7,390)	(7,346)

Net cash used in operating activities	(5,336)	(4,613)

Cash flows used in investing activities:
Purchases of property, plant and equipment	(348)	(431)

Net cash used in investing activities	(348)	(431)

Cash flows provided by financing activities:
Proceeds from borrowings	3,000	5,000
Repayments on borrowings	(77)	(838)
Interest paid on long-term debt	(598)	(610)
Proceeds from exercise of stock options	169	—
Payments on capital lease obligations	(17)	(13)

Net cash provided by financing activities	2,477	3,539

Effect of exchange rate changes on cash and cash equivalents	(15)	1

Net decrease in cash and cash equivalents	(3,222)	(1,504)
Cash and cash equivalents, beginning of year	7,091	5,373

Cash and cash equivalents, end of year	$3,869	$3,869

Supplemental cash flow information:
Income taxes paid	$—	$—

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/14/c8618.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190,ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 17:00e 14-MAY-18